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                                                                 EXHIBIT (a)(12)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                         IN AND FOR NEW CASTLE COUNTY


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JERRY OSTERTAG, JR.,

                    Plaintiff,                C.A. No. 18767

     - against -

PJ AMERICA, INC., ROSS DAVISON, TERRY
SMITH, DAVID LLOYD, STEPHEN P.
LANGFORD, MARTIN T. HART, MICHAEL M.
FLEISHMAN, RICHARD F. SHERMAN, FRANK
O'KEENER, DOUGLAS S. STEPHENS and KIM
V KNAPP.

                    Defendants.
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                                   COMPLAINT
                                   ---------

          Plaintiff alleges on information and belief except for those allegations which pertain to plaintiff which are alleged upon personal knowledge, as follows:

                                  THE PARTIES
                                  -----------

     1. Plaintiff is and has been at all relevant times the owner of shares of the common stock of PJ America, Inc. ("PJ America" or the "Company").

     2. PJ America is a corporation organized and existing under the laws of the Delaware and is headquartered at 2300 Resource Drive, Birmingham, Alabama 35242. PJ America is one of the largest franchisees of Papa Johns International pizza delivery and carry out restaurants.

     3. Defendants Frank O'Keener, Richard F. Sherman ("Sherman"), Stephen P. Langford, Ross Davison, Terry Smith, David Lloyd, Martin T. Hart, Michael M. Fleishman, Douglas S. Stephens ("Stephens") and Kim V. Knapp are the directors of the Company.

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     4.   Stephens is the President and Chief Executive Officer of PJ America.

     5.   Sherman is the Chairman of the Board of PJ America.

     6. Sherman and Stephens, with certain unnamed Board and Management members and certain unnamed significant shareholders constitute the "Investor Group" (described below), which owns collectively approximately 40% of the Company's outstanding stock.

     7. The individual defendants named above (the "Individual Defendants"), as officers and/or directors of the Company, and the Investor Group, as the controlling stockholder of PJ America, owe the highest fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to plaintiff and the other members of the Class (as defined below).

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     8. Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, individually and on behalf of all other stockholders of the Company (except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest), who are or will be threatened with injury arising from defendants' actions, as more fully described herein (the "Class").

     9. This action is properly maintainable as a class action for the following reasons:

          (a) The Class is so numerous that joinder of all members is impracticable. There are approximately 67 holders of record of PJ America common stock and likely many more beneficial owners.

          (b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:
                          ----- ----

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          (i)    Whether the Individual Defendants have engaged and are
continuing to engage in a plan and scheme to benefit the Investor Group at the expense of the members of the Class;

          (ii) Whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties to plaintiff and the other members of the Class, and

          (iii) Whether plaintiff and the other members of the Class would be irreparably damaged if Defendants are not enjoined from the conduct described herein;

     10. The claims of plaintiff are typical of the claims of the other members of the Class in that all members of the Class will be damaged alike by the wrongs complained of herein.

     11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Accordingly, plaintiff is an adequate representative of the Class.

     12. Defendants have acted and will continue to act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole.

                    BACKGROUND AND SUBSTANTIVE ALLEGATIONS
                    --------------------------------------

     13. On March 23, 2001, PJ America announced that an Investor Group, including Stephens and Sherman and other board members and significant shareholders, have submitted a proposal to the Company's Board of Directors to acquire all the outstanding shares of common stock not currently owned by them. The Investor Group currently owns approximately 40% of the Company's outstanding common stock. The proposal contemplates a cash tender offer price of $8.00 per share (the "Offer").

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     14.  The price of PJ America stock has traded as high as $13 per share during the past 52 weeks, and at or above the Offer price in the past few days.

     15.  According to article on the Dow Jones Newswire on March 23, 2001:
"[T]he tender offer for PJ America is easy to understand once you look at the stock price history of [the] pizza franchisee." The article states that PJ America went public in 1996 at $12.50 and hit an all-time high in 1999 of $25.62. The article goes on to state that the offer by the Investor Group comes "just days after shares wallowed at all-time low of $5.06."

     16. The price proposed in the Offer is particularly unfair in light of the Company's recent performance and anticipated financial performance. On, February 13, 2001, the Company announced its financial results for the fourth quarter 2000. According to the Company's press release, sales increased 20% to $30.1 million from $25.2 million. Defendant Stephens stated at that time: "2000 was a difficult year for PJ America, especially in our newer markets. We look forward to year 2001; however we are challenged with executing better in our core markets....We expect our operations team to get stronger in 2001 under the leadership of Lou Romanus, our new COO." (emphasis added)

     17. Because the Investor Group has a controlling interest in the Company's common stock, no third party will likely bid for PJ America. The Individual Defendants thus will be able to proceed with the Offer without an auction or other type of market check to maximize value for the public shareholders.

     18. The Investor Group is intent on paying the lowest possible price to Class members, even though it is duty-bound to pay the highest fair price to the Company's public shareholders. Thus, the Investor Group has a clear and material conflict of interest in pursuing the Offer.

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     19.  By reason of the foregoing acts, practices, and course of conduct by defendants, plaintiff and the other members of the Class have been and will be damaged because they will not receive their fair proportion of the value of PJ Amer.'s assets and business and will be prevented from obtaining fair consideration for their shares of PJ Amer.'s common stock.

     20.  The Offer has been timed and structured unfairly in that:

          (a) The Offer is designed and intended to eliminate members of the Class from continued equity participation in the Company at a price per share which the Individual Defendants know or should know is unfair and inadequate;

          (b) The Investor Group has unique knowledge of the Company and has access to information denied or unavailable to the Class; and

          (c) The members of the Investor Group have violated their duty of fair dealing by timing the offer to place an artificial cap on the market price of PJ America stock.

     21. Absent injunctive relief in this action, the Individual Defendants and the Investor Group will continue to breach their fiduciary duties owed to plaintiff and the Class and will consummate the Offer to the irreparable harm of plaintiff and the Class.

     22. Plaintiff and the other members of the Class have no adequate remedy at law.

          WHEREFORE, plaintiff demands judgment as follows:

     A. Declaring this to be a proper class action and naming plaintiff as Class representative;

     B. Granting preliminary and permanent injunctive relief against consummation of the Offer as described herein;

     C. In the event the Offer is consummated, rescinding the Offer or awarding rescissory damages to the Class;

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     D.   Ordering defendants to pay to plaintiff and to other members of the
Class all damages suffered and to be suffered by them as the result of the wrongs complained of herein;

     E. Awarding plaintiff the costs and disbursements of this action, including allowances for plaintiff's reasonable attorneys and experts fees; and

     F.   Granting such other and further relief as may be just and proper.

                              ROSENTHAL MONHAIT GROSS
                                    & GODDESS


                              By:       /s/ J.A. Rosenthal
                                   -----------------------------------------
                                       Suite 1401
                                       Mellon Bank Center
                                       919 Market Street
                                       Wilmington, Delaware 19801
                                       Attorneys for Plaintiff

OF COUNSEL;

CAULEY GELLER BOWMAN &
   COATES, LLP
One Boca Place
2255 Glades Road
Suite 421A
Boca Raton, FL 33431
(561) 750-3000

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